AMERICAN DRAFT

AT THE

chattanooga choo-choo

table of contents



WHAT IS IT?

A POUR YOUR OWN DRAFT BEER HALL



We have chosen the emerging market at The Chattanooga Choo Choo hotel for a one-of-a-kind beer hall experience. Inside the American Car, you will find an offering of *29* draft beers from exclusively American breweries proudly representing all regions of the United States. American Draft seeks to merge modern innovation with the classic charm of the historic Chattanooga Choo Choo Hotel.

A FIRST FOR CHATTANOOGA



With a 50K loan from Tennessee Valley Federal Credit Union, we have secured and ordered our self service draft system from PourMyBeer and initiated our contract for the beautiful renovations of our train car. The remaining capital we seek to raise through your investments will go to fund the acquisition of construction materials, the ordering of supplies and, most importantly, our first order of beer.





POUR MY BEER™ DRAFT SYSTEM

NO BARTENDER

Guests check in with the "bell hop" when they arrive to preload one of Pour My Beer's™ propriatary RFID cards used to unlock the tap. The system has several failsafes in place to prevent over-consumption and theft from either guests or employees.

place card here

POUR MY BEER™ DRAFT SYSTEM

PLACE & POUR

Guests place the RFID card in one of the touch screen modules located above the tap to unlock the beer of their choice. The card tracks the guest's consumption and charges for every drop poured.



POUR MY BEER™ DRAFT SYSTEM

ENJOY!

As the guest enjoys sampling beers and imbibing, American Draft enjoys maximized returns on every drop of beer poured resulting in 20% higher profits and happier customers. No waste and lower labor cost.



HISTORIC CHATTANOOGA CHOO-CHOO

The 30-acre resort campus in downtown Chattanooga features a hotel, as well as numerous music venues, restaurants, and retail locations. The site is also home to 98 residential units with another 110 under construction, which will house nearly 800 people. The current food and beverage concepts have consecutively exceeded annual revenue goals and the campus receives over 1,000,000 unique visitors every year.



THE CITY

CHATTANOOGA, TENNESSEE

Chattanooga's population growth has outpaced the national average for more than 20 years and this trend is expected to continue. The city is home to a huge number of manufacturing and service industries, including Chattem, the first Coca-Cola bottling plant in the world; McKee Foods Corporation, which makes Little Debbie brand snacks, and Amazon.com. The median household income is currently $175,000.


believe
in beer
for
better
days

thank you